0001046005

82-4635

CLIFFORD
CHANCE
ROGERS & WELLS

CLIFFORD CHANCE
ROGERS & WELLS LLP

200 PARK AVENUE
NEW YORK NEW YORK 10166 0153

TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

02 JAN 31 AM 8:35



02002836

SUPPL

January 29, 2002

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Open Joint Stock Company Tumentelecom – Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter is being provided pursuant to subparagraph (1)(iv) of Rule 12g3-2(b) ("**Rule 12g3-2(b)**") under the United States Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). Open Joint Stock Company Tumentelecom (as the successor to Tyumentelecom Open Joint Stock Company), an open joint stock company domiciled in and incorporated under the laws of the Russian Federation (the "**Company**") submitted an application for the exemption from the requirements of Section 12(g) of the Exchange Act available to foreign private issuers pursuant to Rule 12g3-2(b) on July 16, 1997 (File Number 12G3-2B-82-04635).

Since the date of the initial submission of the application, the Law on Joint Stock Companies of the Russian Federation, dated December 26, 1995 ("**Company Law**"), and certain other rules and regulations which came into effect after that date have been amended. Pursuant to subparagraph (1)(iv) of Rule 12g3-2(b), the Company is furnishing to the Commission the following revised list which identifies the information that it has made or is required to make public pursuant to the laws of the Russian Federation, has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange or has distributed or is required to distribute to its securityholders, and, if applicable, when and by whom the information is required to be made public, filed with any such exchange or distributed to securityholders.

dlw 1/31

NYA 464953.3

CLIFFORD CHANCE
ROGERS & WELLS LLP

January 29, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Open Joint Stock Company Tumentelecom – Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter is being provided pursuant to subparagraph (1)(iv) of Rule 12g3-2(b) ("**Rule 12g3-2(b)**") under the United States Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). Open Joint Stock Company Tumentelecom (as the successor to Tyumentelecom Open Joint Stock Company), an open joint stock company domiciled in and incorporated under the laws of the Russian Federation (the "**Company**") submitted an application for the exemption from the requirements of Section 12(g) of the Exchange Act available to foreign private issuers pursuant to Rule 12g3-2(b) on July 16, 1997 (File Number 12G3-2B-82-04635).

Since the date of the initial submission of the application, the Law on Joint Stock Companies of the Russian Federation, dated December 26, 1995 ("**Company Law**"), and certain other rules and regulations which came into effect after that date have been amended. Pursuant to subparagraph (1)(iv) of Rule 12g3-2(b), the Company is furnishing to the Commission the following revised list which identifies the information that it has made or is required to make public pursuant to the laws of the Russian Federation, has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange or has distributed or is required to distribute to its securityholders, and, if applicable, when and by whom the information is required to be made public, filed with any such exchange or distributed to securityholders.

Type of Information or Document	Required Date to Make Public, File or Distribute
1. Annual report.	Article 92 of the Law on Joint Stock Companies No. 208-FZ of December 26, 1995 (the "**Company Law**") requires the Company to publish an annual report in mass media, accessible to its shareholders. The annual report must be delivered to all shareholders prior to the annual general shareholders' meeting.
2. Annual audited balance sheet.	Article 92 of the Company Law requires the Company to publish its annual, audited balance sheet in mass media, accessible to its shareholders. Article 16 of the Law on Accounting dated November 21, 1996 (the "**Law on Accounting**") and the Ministry of Finance Order 101 dated November 28, 1996 ("**Order No. 101**") require that the balance sheet be published before June 1st of the following financial year.
3. Annual audited profit and loss statement (report on the financial results and their use).	Article 92 of the Company Law requires the Company to publish its annual, audited profit and loss statement (report on the financial results and their use) in mass media, accessible to its shareholders. The Law on Accounting and Order No. 101 require that the profit and loss statement be published before June 1st of the following financial year.
4. Quarterly balance sheet and profit and loss statement.	Section 6 of the Presidential Decree No. 1233 dated June 11, 1994 requires the Company, if it is selling shares in a public offering, or if it has already sold shares in such an offering, to publish its quarterly balance sheet and profit and loss statement (report on the financial results and their use) in mass media, accessible to its shareholders.
5. Company's charter, including any registered amendments, decision on the incorporation of the Company, and the Company's state registration certificate.	Article 91(1) of the Company Law requires the Company to make available or to provide to any of its shareholders, upon request, a copy of its charter (including any registered amendments thereto), the decision on its incorporation and its state registration certificate.
6. Proposed amendments to the Company's charter, draft of the new charter.	Article 52(4) of the Company Law requires the Company to deliver to all of its shareholder prior to a general shareholders' meeting, any proposed amendments to its charter and a copy of the draft new charter.

7.	Internal regulations on the Company's branches and representative offices.	Article 91(1) of the Company Law requires the Company to make internal regulations on the Company's branches and representative offices available to its shareholders and to provide a shareholder with copies of these regulations upon request.
8.	Internal documents of the Company approved by the general shareholders' meeting and other management bodies.	Article 91(1) of the Company Law requires the Company to make any internal documents of the Company which were approved by the general shareholders' meeting and other management bodies available to its shareholders and to provide a shareholder with copies of these documents upon request.
9.	Documents confirming the Company's rights to the property listed on its balance sheet.	Article 91(1) of the Company Law requires the Company to make any documents confirming the Company's rights to the property listed on its balance sheet available to its shareholders and to provide a shareholder with copies of these documents upon request.
10.	Confirmation that a shareholder is on the list of shareholders who have the right to participate in the general shareholders' meeting.	Article 51(4) of the Company Law requires the Company to inform a shareholder, upon their request, whether or not they are on the list of shareholders who have the right to participate in the general shareholders' meeting.
11.	Information (notice) about the shareholders' general meeting.	Article 52 of the Company Law requires the Company to inform its shareholders about its shareholders' general meeting. This information must be made available to shareholders by written notice to each shareholder and by publication. Since the Company has more than 1,000 voting shares, under Article 52 of the Company Law it must post/publicize this information at least 30 days before the general shareholders' meeting.
12.	Notice to shareholders of their right to have their shares redeemed by the Company as well as information as to how to have their shares redeemed and the redemption price.	Article 76 of the Company Law requires the Company to provide information regarding share redemption rights, including the procedure for redeeming shares and the redemption price, to shareholders if there is an item on the agenda of a general shareholders' meeting which may result in the granting of such redemption rights. The same article requires the Company to provide notice of redemption rights to those shareholders who are not entitled to participate in the general shareholders' meetings within seven days of the decision giving rise to redemption rights.

13.	Minutes of the Company's general shareholders' meetings, meetings of the Board of Directors and meetings of the Audit Committee.	Article 91 of the Company Law requires the Company to provide copies of the minutes of the Company's general shareholders' meetings, meetings of the Board of Directors and meetings of the Audit Committee to any shareholder upon their request. Further, Section 6 of Regulation No. 9 of the Federal Commission for Securities Market of the Russian Federation (the "**FCSM**") dated April 20, 1998 ("**Regulation No. 9**") requires the Company to provide to all shareholders prior to a general shareholders' meeting at which there is to be a vote on whether or not to sell shares and/or securities convertible into shares the minutes of the meeting of the Board of Directors at which the Board decided the market price of the securities, including the voting results at such meeting and the names of the Directors who voted for the offering.
14.	List of affiliated entities[1] of the Company and number and categories (types) of shares of the Company owned by affiliated entities.	Article 91(1) of the Company Law requires the Company to make available to all shareholders a list of its affiliated entities as well as the number and categories (types) of shares of the Company each affiliate owns. The FCSM Regulation No. 7 dated September 30, 1999 sets forth the dates on which this information must be disclosed.
15.	Reports of the Company's Audit Committee and Auditor.	Article 91(1) of the Company Law requires the Company to make all the reports of the Company's Audit Committee and Auditor available to all shareholders. Article 52(4) of the Company Law requires that this information be given to the shareholders prior to the general shareholders' meeting.
16.	The Company's ratio of net assets to charter capital[2].	Section 1 of the FCSM Regulation No. 9 dated May 8, 1996 requires the Company to publish annually in the mass media its ratio of net assets to charter capital.

[1] An affiliated entity is a person or other legal entity which has the ability to influence the activities of the Company.

[2] The value of the Company's net assets is determined from the accounting reports prepared pursuant to procedures established by the Ministry of Finance of the Russian Federation and the FCSM (Article 35 of the Company Law). The Company's charter capital consists of the aggregate nominal value of the shares of the Company which have been purchased by the shareholders (Article 25 of the Company Law).

17.	List of the shareholders having the right to participate in the general shareholders' meeting.	Article 51(4) of the Company Law requires the Company to provide shareholders who own 10% or more of the voting shares of the Company with a list of the shareholders that have the right to participate in the general shareholders' meeting.
18.	The number of the Company's shareholders.	Section 1 of Regulation No. 9 requires the Company to publish annually in the mass media the number of its shareholders.
19.	Information regarding any candidates for the Company's Board of Directors and Audit Committee of the Company.	Article 52(4) requires the Company to provide information regarding any candidates for the Company's Board of Directors and Audit Committee to all shareholders prior to the general shareholders' meeting.
20.	The voting results for any resolutions adopted at the general shareholders' meetings.	Article 49(7) of the Company Law requires the Company to provide the voting results for any resolutions adopted at the general shareholders' meetings not later than 45 days after the resolutions were adopted.
21.	Information regarding any acquisition of more than 20% of the voting shares of another joint stock company.	Article 6(4) of the Company Law requires the Company to immediately publish information regarding any acquisition of 20% or more of the voting shares of another joint stock company. Further, FCSM Regulation No. 10 dated May 14, 1996 requires the Company to publish this information within one month of the acquisition in the "Addendum to the Bulletin of FCSM".
22.	Information regarding the ownership by the Company of 20% or more of any type of mass-issued securities[3] of any other joint stock company and any 5% or more increase or decrease in the Company's ownership of these securities.	Article 30 of the Law on the Securities Market dated April 22, 1996 (the "**Securities Law**") requires the Company to notify the FCSM, or any agency authorized by the FCSM, if the Company owns 20% or more of mass-issued securities of any other joint stock company or if the Company increases or decreases the percentage of its ownership of mass-issued securities of any other joint stock company by 5% or more within five days after the acquisition or disposition occurs.

[3] Article 2 of the Securities Law states that a mass-issued security is any security which is has the following characteristics: (i) it consolidates an aggregate of property and non-property rights that are verifiable, assignable and unconditionally exercisable in compliance with the form and procedure established by the Securities Law, (ii) it is placed by issues (each class of securities is issued at the same time and all securities in each class have the same rights, are subject to the same conditions of placement and bear the same state registration number) and (iii) securities of the same issue have the same rights and the same time periods for exercising these rights, irrespective of when the securities were acquired. Equity shares and traditional debt securities are examples of mass-issued securities.

23.	Information on the Company's registrar responsible for keeping the shareholders' register.	Article 44 of the Company Law allows the Company, if it has five hundred or less shareholders, to maintain its shareholders' register. If the Company has more than five hundred shareholders, it is required under this Article to hire a specialized registrar to maintain its shareholders' register. Section 1 of Regulation No. 9 requires the Company to publish annually in mass media, accessible to its shareholders, the name, location, postal address and phone number of the registrar. If the registrar is an entity other than the Company, the Company must also publish its organizational form and the entity's FCSM license number.
24.	Information regarding the termination of any agreement with a specialized registrar to maintain the Company's shareholders' register.	Section 9 of the FCSM Regulation No. 21 dated July 24, 1997 requires the Company to publish in a periodical with a circulation of at least 50,000 copies, and/or give written notice to the persons listed in the Company's shareholders' register, information regarding the termination of any agreement with a specialized registrar to maintain the Company's shareholders' register at least 25 days before such termination.
25.	Notice of a change of the Company's registrar.	Article 8 of the Securities Law requires the Company to publish in mass media or send written notice to each shareholder of a change of its registrar.
26.	Notice to holders of voting shares of the Company regarding their preemptive rights to purchase voting shares and/or securities convertible into voting shares.	Article 41(1) of the Company Law requires the Company to give the holders of its voting shares notice of their preemptive rights to purchase voting shares and/or securities convertible into voting shares at least 30 days before such shares or convertible securities are issued.
27.	Notice of the purchase by the Company of any of its outstanding shares.	Article 72(5) of the Company Law requires the Company to send each class of shareholders notice of its intent to repurchase any shares of their class at least 30 days before repurchasing such shares. This notice must contain the following information: the category (type) of shares, the number of shares it intends to purchase, the purchase price, the form and date of payment and the time period in which it intends to make the purchase.

28.	Notice of the method of disclosure related to any securities offering by the Company, including where and/or how a copy of the prospectus describing those securities can be obtained.	Article 23 of the Securities Law and Section 11.2 of the FCSM Standards of Emission dated November 11, 1998 No. 47 ("**Standards No. 47**") requires the Company to provide notice detailing how information regarding a securities offering will be disclosed including where and/or how a copy of the prospectus related to the offering can be obtained. In the case of a public offering, this notice must be made through publication in a periodical with a circulation of at least 50,000 copies.
29.	Notice of any changes and/or amendments to any prospectus related to a public securities offering which has been registered if those changes and/or amendments are to the part of the prospectus which describes the form and process of the placement of the securities as well as information as to where and/or how a copy of the amended prospectus can be obtained. This notice has to be given in cases of a public offering.	Section 11.2 of Standards No. 47 requires the Company to publish notice of any registered changes and/or amendments to the prospectus sections describing the form and process of the placement of the securities in the same periodical in which disclosure notice is given pursuant to No. 29 above. The Company must also provide information as to where and/or how a copy of the amended prospectus can be obtained.
30.	A report detailing the results of an issue by the Company of its shares, debt securities and/or securities convertible into its shares and documents confirming the disclosure by the Company of information regarding the issuance of those securities.	Section 12.6 of Standards No. 47 requires the Company to submit a report to the registration authority detailing the results of an issue by the Company of any of its shares, debt securities and/or securities convertible into its shares and documents confirming the disclosure by the Company of information regarding the issuance of the securities following the completion of the securities placement. Further, if the securities were paid for with non-cash consideration, the Company must provide the following documents to the registration authority: the minute(s) of the meeting(s) of the Board of Directors of the Company detailing the decision establishing the market value of the non-cash consideration, the presence of a quorum and the results of voting including the names of those members of the Board of the Directors which voted for the adoption of the decision, and, in those cases where the value of the securities sold is more than 200 times the minimum monthly wage established by the Russian government, a report of an independent auditor on the market value of the non-cash consideration.

31.	Any decision of the Company to issue mass-issued securities.	Article 20 of the Securities Law requires the Company to submit to the FCSM or other registration authority the document detailing the intent of the Company to issue mass-issued securities.
32.	Any prospectus related to an offering of shares or debt securities.	Article 92(1) of the Company Law requires the Company to publish a copy of any prospectus related to an offering of shares or debt securities on an annual basis in the mass media, accessible to its shareholders. A copy of the prospectus also must be provided to any shareholder upon request. Further, Article 20 of the Securities Law requires the Company to submit a copy of the prospectus to the FCSM or other registration authority. Article 23 of the Securities Law requires the Company to make the information in a prospectus related to a public offering available to the public and notice of the prospectus must be published in a periodical with a circulation of at least 50,000 copies.
33.	Quarterly reports of the Company.	Article 23 of the Securities Law requires the Company, once it has offered mass-issued securities through a prospectus which was registered with the Russian state authorities, to prepare and make public quarterly report of the Company. The content and form of these reports are detailed in the FCSM Regulation No. 32 dated August 11, 1998.
34.	Quarterly report of the Company on securities.	Article 30 of the Securities Law requires the Company to prepare a quarterly report on securities within 30 days after the end of the calendar quarter to which it relates. Such reports must be filed with the FCSM or other agency authorized by it and furnished to the Company's shareholders upon their request and payment of the fee.
35.	Notice of any material events which have affected the financial condition and/or the activities of the Company.	Article 23 of the Securities Law requires the Company to file notice of any material event which have affected the financial condition and/or the activities of the Company with the FCSM or other authority appointed by it and publish such notice in mass media. Content and form requirements of this notice are detailed in the FCSM Regulation No. 31 dated August 12, 1998.

36.	Notice of any decision by the Company to place its securities.	Sections 1 and 2 of the Regulation No. 9 require the Company to publish notice in the Addendum to the Bulletin of the FCSM of any decision taken by Company to place its securities.
37.	Notice of any Russian state registration of a securities issuance.	Sections 1 and 2 of the FCSM Regulation No. 9 dated April 20, 1998 require the Company to publish notice of any Russian state registration of a securities issuance in the Addendum to the Bulletin of the FCSM.
38.	Notice of any transaction involving the acquisition by the Company of the securities of a non-Russian issuer.	Article 29 of the Securities Law requires the Company to give notice to the FCSM of any transaction it has entered into which involve the acquisition by it of the securities of a non-Russian issuer.
39.	Notice to the owners and nominal holders of securities of the Company if the registration of those securities is annulled as well as information about the procedure for the withdrawal of such securities from circulation and the reimbursement of the funds invested by the owners in such securities.	Article 5.1 and 5.3 of the FCSM Regulation No. 36 dated September 8, 1998 ("**Regulation No. 36**") requires the Company to form a commission (the "**Company Commission**"), the members of which are to appointed by the members of the Company's executive body. The Company Commission is required to notify the owners and nominal holders of its securities if the registration of those securities is annulled by the Russian registration body. Further, the Company Commission is required to publish information regarding the procedure for the withdrawal from circulation of the securities and the reimbursement to the owners of their investment. This publication must be in a periodical which is readily available to the majority of the owners of the securities subject to the annulment and in the Addendum to the Bulletin of the FCSM. The notice and the publication must be sent out within 2 months of the Company receiving written notice of the annulment from the registration body.
40.	Information on the acquisition by any single person of all the shares in the Company.	Article 98(6) of the Civil Code of the Russian Federation requires the Company to publish information regarding the acquisition by any single person of all of the shares of the Company.

41.	Announcement upon the completion of a placement of shares by the Company.	Sections 1 and 2 of Regulation No. 9 requires that the Company publish an announcement in the Addendum to the Bulletin of the FCSM upon the completion, whether by the expiration of the period indicated in the registration decision or prospectus or by the placement of all the offered shares, of a placement by it of its shares.

This information is being furnished on behalf of the Company under paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

We would be grateful if you would stamp a copy of this letter acknowledging receipt, and return the stamped copy to our messenger. If you have any questions or require additional information, please call Richard M. Kosnik at (212) 878-8272 or the undersigned at (212) 878-4923.

Very truly yours,



Geoffrey Brow

Enclosures

cc: Nadezhda Kapelistaya
Open Joint Stock Company Tumentelecom

Sergei Chernogorodski
Open Joint Stock Company Svyazinvest

Richard M. Kosnik
Clifford Chance Rogers & Wells LLP

Arthur Iliev
Clifford Chance Pünder CIS Ltd